UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Market Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 James Road
(No. and Street)

Mount Kisco	New York	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Wien — 914-907-9528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name – *if individual, state last, first, middle name*)

5000 Thayer Center Suite C	Oakland	MD	21550
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert W. Wien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Market Securities, LLC, as of April, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO & CFO

Title

MICHELLE K. RUSSO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU6313298
Qualified In Putnam County
My Commission Expires 10-20-2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-MARKET SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

MID-MARKET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 95,313
Prepaid expenses	7,263
	$ 102,576

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 31,647
PPP Loan Payable	40,200
	71,847
Member's equity:	30,729
	$ 102,576

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Consulting income	$ 244,962
Other income	88
Total revenues	245,050
Expenses:	
Compensation	190,126
Occupancy	26,750
Professional fees	2,250
Telephone and communications	6,909
Other operating expenses	10,907
Total expenses	236,942
	$ 8,108

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE - January 1, 2020		66,077
Net income		8,108
Member's capital distributions (net)		(43,456)
BALANCE - December 31, 2020	$	30,729

MID-MARKET SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Consulting income	$ 244,962
Other income	88
Total revenues	245,050
Expenses:	
Compensation	190,126
Occupancy	26,750
Professional fees	2,250
Telephone and communications	6,909
Other operating expenses	10,907
Total expenses	236,942
	$ 8,108

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE - January 1, 2020		66,077
Net income		8,108
Member's capital distributions (net)		(43,456)
BALANCE - December 31, 2020	$	30,729

MID-MARKET SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Net income	$ 8,108
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase (decrease) in:	
Prepaid expenses	(716)
Accounts payable and accrued liabilities	12,107
Net cash used in operating activities	19,499
Cash flows from financing activities:	
Proceeds from PPP borrowings	40,200
Member capital distributions (net)	(43,456)
	(3,256)
Net increase in cash and cash equivalents	16,243
Cash and cash equivalents at beginning of period	79,070
Cash and cash equivalents at end of period	$ 95,313

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Mid-Market Securities, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2003.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. On December 31, 2020, the Company had no uninsured cash balances.

Revenue

The Company's revenue is substantially derived from consulting contracts. Revenue is recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single-member LLC, no provision for federal or state income taxes is required as its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination.

Fair Value of Financial Instruments

All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greaterof $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

On December 31, 2020, the Company had excess net capital of $13,666. The Company's percentage of aggregate indebtedness to net capital was 50%.

On March 31, 2021, the Company was advised that the PPP Loan in the amount of $40,200 received by the Company on June 12, 2020 (and since the end of 2020, no longer reflected in the Company's monthly Citibank Statements or at the Citibank customer teller machines) was not forgiven in the 2020 calendar year but is expected to be during the 2021 calendar year. Consequently, on April 2nd 2021, the Company's sole owner deposited (from his own personal resources) $55,000 into the Company's Bank Account. This ensures that the Company remains in compliance with Regulatory Capital requirements.

Note 3 – Member Equity

In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Note 4 – Lease Commitments

The Company subleased office space under an informal verbal agreement on a month-to-month basis at the rate of $3,250 a month, reduced to $2,500 for June and July. The sublease was discontinued as of July 31, 2020. Rent expense paid under this arrangement for the year 2020 amounted to $21,250. As of August 1st, 2020 the Company moved its office to the residence of Robert W. Wien. $2,000 per month, for a total of $10,000, was paid to Robert W. Wien for the period August 1st through December 31st, 2020.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through January 15, 2021, the date which the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to December 31, 2020 requiring disclosure.

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 6- Related Party Transactions

The Company has only one related party which is sole member of the company i.e., Robert W. Wien. The company has distributed $43,456 to Mr. Robert W. Wien and has paid health insurance expense amounting to $417.60. As of August 1st, the Company moved its office to the residence of Robert W. Wien. $2,000 per month, for a total of $10,000, was paid to Robert W. Wien for the period August 1st through December 31st, 2020.

Note 7- Recent Accounting Pronouncement

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2020.
Management has determined that ASU 2016-02 did not have a material impact on the Company's financial statements.

Note 8-Paycheck Protection Program ("PPP") Loan

In June 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $40,200 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has started the process of applying for loan forgiveness. The PPP Loan is being administered by Citi Bank and bears interest at a rate of 1.0% per annum. The Company has not accrued for interest expense as it is considered immaterial and the Company expects the loan to be forgiven in full.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met).

As of December 31, 2020, the PPP Loan amounted to $40200 and is reported as "PPP loan payable" on the Statement of Financial Condition.

Schedule I

MID-MARKET SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

NET CAPITAL:		
Member's equity		30,729
Allowable credits (Forgivable PPP loan)		40,200
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		7,263
Net capital before haircuts on securities positions		63,666
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	63,666
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	31,647
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,110
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	50,000
Excess net capital	$	13,666
Net capital less greater of 10% of total AI or 120% of min. net capital	$	3,666
Percentage of aggregate indebtedness to net capital is		49.71%

Reconciliation of net capital as originally reported to the above

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	70,929
Non-allowable assets		7,263
Net capital as reported above	$	63,666